UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐  No ☒

Contact:
Alon Holdings Blue Square-Israel Ltd.
Dror Moran, CFO (Email: cfo@bsi.co.il)
Toll-free telephone from U.S. and Canada:  888-572-4698
Telephone from rest of world: 972-3-928-2220, Fax: 972-3-928-2299

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD. ANNOUNCES FINANCIAL
RESULTS FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2010

THE COMPANY PRESENTS CONTINUED IMPROVEMENT IN THE OPERATING INDICES DESPITE THE INCREASE IN COMPETITION AND THE EXPENSES INCURRED BY THE BEE GROUP ..

After the balance sheet date, the Company completed its 80% acquisition of Dor Alon in consideration for the issue of 20.3 million shares valued at NIS 966 million. Dor Alon's results will be consolidated with the Company's in the fourth quarter (1).

o	THE SAME STORE SALES IN THE SUPERMARKET SEGMENT INCREASED BY 0.2% THIS QUARTER COMPARED TO A DECREASE OF 2.5% IN THE COMPARABLE QUARTER LAST YEAR.
o
THE OPERATING PROFIT BEFORE OTHER GAINS AND LOSSES AND CHANGES IN FAIR VALUE OF INVESTMENT PROPERTY IN THE FIRST NINE MONTHS OF 2010 INCREASED TO 3.5% OF SALES AS COMPARED TO 3.2% IN THE COMPARABLE PERIOD LAST YEAR.

o
DURING THE THIRD QUARTER EDEN TEVA MARKET COMMENCED THE SUCCESSFUL IMPLEMENTATION OF THE SECOND STAGE OF ITS STRATEGIC DEVELOPMENT INCLUDING THE CONCEPT OF OPENING EDEN BRIUT STORES WITHIN A MEGA STORE.

o	CONTINUATION OF THE STRATEGIC STEPS IN THE BEE GROUP INCLUDING THE MOVE OF SOME OF THE COMPANIES TO A SINGLE MODERN LOGISTICS CENTER LEAD TO ONE-OFF EXPENSES OF NIS 10 MILLION IN THE QUARTER.

ROSH HA’AYIN, Israel – November 24, 2010– Alon Holdings Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced its financial results for the first nine months and the third quarter ended September, 30, 2010.

KEY FIGURES

Data in NIS (millions)	1-9 2010	1-9 2009	Q3 2010	Q3 2009	1-12 2009
Sales	5,520.3	5,534.2	1,920.8	1,925.5	7,349.1
Gross profit	1,572.8	1,538.0	546.1	533.2	2,058.1
% Gross profit	28.5%	27.8%	28.4%	27.7%	28.0%
Operating income (before changes in fair value of investment property and other gains and losses) for the period	192.2	179.6	57.1	58.7	241.0
%Operating income (before changes in fair value of investment property and other gains and losses) for the period	3.5%	3.2%	3.0%	3.1%	3.3%
EBITDA	333.9	311.9	107.6	106.6	418.4
%EBITDA	6.0%	5.6%	5.6%	5.5%	5.7%
Financial expenses, net	107.5	92.0	50.8	44.7	112.7
Net income for the period	61.3	79.4	3.0	29.6	97.8
(1) The quarterly financial statements of Dor Alon in English can be viewed at http://www.bsi.co.il/

Results for the third quarter of the year 2010
Revenues for the third quarter of 2010 were NIS 1,920.8 million (U.S. $524.1 million) compared to revenues of approximately NIS 1,925.5 million in the comparable quarter last year, a decrease of 0.2%.
The decrease in the revenues compared to the comparable quarter last year is mainly due to the decrease in sales in the "Non-Food" segment partially offset by an increase in Same Store Sales (SSS) and an increase in revenues in the Real Estate segment.

Revenues of the Supermarket segment –an increase in revenues of 0.2% from NIS 1,786.8 million in the third quarter of 2009 to NIS 1,790.5 million (U.S $488.5 million) in the current quarter. The increase in revenues was mainly due to the net opening of 7 stores from the beginning of the third quarter of year 2009 with a total area of 6,100 square meters and the increase in SSS at a rate of 0.2%.

Revenues of the Non- Food segment –a decrease in revenues of 7.5% from NIS 133.1 million in the third quarter of 2009 to NIS 123.1 million (U.S. $33.6 million) in the current quarter. The decrease mainly derived from the "home area" as a result of the difficulties in the move and the deliveries from the new logistics center.

Revenues of the Real Estate segment–rental fees from external parties of NIS 5.6 million in the third quarter of 2009 compared to NIS 7.2 million (U.S. $2.0 million) in the current quarter. The increase in revenues was mainly the result of an increase in rented area.

Gross Profit for the third quarter of 2010 amounted to approximately NIS 546.1 million (U.S. $149.0 million) (approximately 28.4% of revenues) compared to gross profit of approximately NIS 533.2 million (27.7% of revenues) in the comparable quarter of 2009. The increase in the gross profit mainly derives from the improvement in the gross profit in the Supermarket segment as a result of the sales of the private label goods which made up approximately 9% of the sales and as a result of the improvement of the terms of trade with suppliers. This increase was partially set off by the decrease in gross profit in the "Non-Food" segment, as a result of a decrease of sales in this segment.

Selling, General and Administrative Expenses in the third quarter of 2010 amounted to NIS 489.0 million (U.S. $133.4 million) (25.5% of revenues) compared to approximately NIS 474.4 million (24.6% of revenues) in the comparable quarter, an increase of approximately 3.1%. The increase is due to the net increase of new stores, from the increase in advertising expenses in the Real Estate segment due to commencement of building and development projects, mainly the wholesale market.

Operating Profit (before other gains and losses and increases in the fair value of investment property) in the third quarter of 2010 amounted to NIS 57.15 million (U.S$ 15.6 million) (3.0% of revenues) compared to NIS 58.7 million (3.1% of revenues) in the third quarter of 2009, a decrease of 2.8%.

Increase in the Fair Value of Investment Property in the third quarter of 2010, the Company recorded gains from appreciation of investment property in the amount of NIS 5.7 million (U.S$ 1.5 million) compared to NIS 6.7 million in the comparable quarter last year.

Other Gains and (Losses), Net In the third quarter of 2010 the Company recorded other expenses, net of NIS 4.1 million (U.S. $1.1 million), compared to net expenses of NIS 4.9 million in the comparable quarter. The expenses this quarter included costs of certain companies in the Bee Group related to the transfer of the Bee Group companies to the new logistic center in Beer Tuvia, which is expected to serve the Non Food segment, the removal of property and equipment in the Supermarket segment as a result of the closure of branches and the replacement of the cash registers to Windows based cash registers.

Operating Profit before financing expenses, net amounted to approximately NIS 58.7 million (U.S. $16.0 million) (3.1% of revenues) compared to operating profit of NIS 60.5 million (3.1% of revenues) in the third quarter of 2009.

Financial Expenses, net, for the third quarter of 2010 were NIS 50.8 million (U.S. $13.9 million) compared to financial expenses, net of NIS 44.7 million in the comparable quarter last year. The increase in financial expenses, net in this quarter compared to the same quarter last year was mainly due to changes in the value of hedging contracts of the Israeli CPI, which contributed a gain of NIS 0.9 million (U.S. $0.2 million) in this quarter compared to again of NIS 3.2 million in the comparable quarter last year and from the change in the value of the conversion component of the convertible debentures which caused an expense of NIS 4.0 million (U.S. $1.1 million) in the quarter compared to income of NIS 3.3 million in the comparable period last year. On the other hand, the increase in financial expenses, net was compensated by an increase in financial income from the revaluation of the Diners option in the amount of NIS 4.2 million (U.S. $1.1 million).

Taxes on Income for the third quarter of 2010 amounted to NIS 4.8 million (U.S. $1.3 million) (effective tax rate of 61% compared to a statutory tax rate of 25%) compared to a tax benefit of NIS 13.9 million (after neutralizing the tax benefit from the change in the tax rate of NIS 14.2 million the effective tax rate was 2% compared to a statutory tax rate of 26%) in the corresponding quarter. The high effective tax rate as compared to the statutory rate is due to the recording of financial expenses relating to the revaluation of the embedded option of the convertible debentures which are not allowed for tax purposes and the non-creation of deferred tax assets for losses in some of the Group companies.

Net Profit for the third quarter of 2010 amounted to NIS 3.0 million (U.S. $0.8 million) compared to a net income of NIS 29.6 million in the third quarter of 2009. The decrease in the net income in this quarter compared to the corresponding quarter last year derived from the decrease in operating income, the increase in financial expenses and the increase in tax expense as discussed above. The net income for the third quarter of 2010 attributable to equity holders of the Company, was NIS 2.1 million (U.S. $0.6 million), or NIS 0.03 per share (U.S. $ 0.01), while the portion attributable to the non-controlling interests was NIS 0.9 million (U.S. $0.3 million).

Cash Flows in the third quarter of 2010

Cash Flows from Operating Activities Net cash flows provided by operating activities amounted to NIS 154.9 million (U.S. $42.3 million) in the third quarter of 2010 before the acquisition of real estate inventories in the real estate segment in the amount of NIS 36.0 million (U.S. $9.8 million) compared to NIS 169.3 million in the comparative period last year. The decrease in cash flows from operating activities before the acquisition of real estate inventories was mainly due to the timing of the holidays which affected the timing of payments to suppliers net of the receipt of tax returns.

Cash Flows used in Investing Activities Net Cash flows used in investing activities in the third quarter of 2010 amounted to NIS 86.3 million (U.S. $23.5 million) compared to net cash flows of NIS 307.2 million from investing activities in the corresponding quarter of the previous year. The cash flows used in investing activities in the third quarter of 2010 mainly included the purchase of property and equipment, intangible assets, investment property and payments on account of real estate in a total amount of NIS 78.5 million (U.S. $21.4 million), net investment in marketable securities of NIS 3.7 million (U.S. $1.0 million) and the grant of a loan to a proportionally consolidated company of NIS 8.4 million (U.S. $2.3 million) net of interest received amounting to NIS 3.9 million (U.S. $1.1 million). Cash used in investing activities in the third quarter of 2009 mainly included the proceeds from the realization of a restricted deposit of NIS 389.3 million net of purchases of property and equipment, intangible assets and investment property in a total amount of approximately NIS 72.5 million and the net investment in marketable securities of NIS 12.2 million.

Cash Flows from Financing Activities Net Cash flows used in financing activities amounted to NIS 24.1 million (U.S $6.6 million) in the third quarter of 2010 as compared to net cash used in financing activities of NIS 163.1 million in the corresponding period last year. Cash flows from financing activities in the third quarter of 2010 included mainly a decrease in short term credit net in the amount of NIS 66.0 million (U.S. $18.0 million), the repayment of long term loans amounting to NIS 26.2 million (U.S $ 7.1 million), interest paid of NIS 41.1 million (U.S. $11.2 million) net of the consideration for the issue of debentures amounting to NIS 108.6 million (U.S. $29.6 million). The cash flows used in financing activities in the third quarter of 2009 included mainly reduction in short-term credit net of NIS 380.3 million, repayment of long-term loans of NIS 31.9 million, dividend paid to non-controlling interests of subsidiaries of NIS 3 million, conversion of convertible debentures of NIS 13.3 million and interest paid amounting to NIS 35.2 million net of the receipt of long-term loans of NIS 301.0 million.

Comments of Management
Commenting on the financial results, Mr. Zeev Vurembrand, Alon Holdings Blue Square - Israel’s President and CEO, said:
"The Company presents an improvement in the rate of operating profits and in the rate of change in SSS compared to the corresponding periods last year. These improvements were made despite the increases in the level of competition in the food retail market.

The material improvement in the results of the Mega Bool chain allow for the continuation of the spread of the chain, which counts 52 branches at the date of publication of these financial statements, nationwide. We intend to continue to extend the spread of the chain so that at the end of 2011 the chain will count 58 branches with a nationwide spread.

Eden Teva Market became Israel's largest health food retail chain, both with regard to the speed of market penetration and with regard to the recognition of the brand name. As a result, Stage Two of its strategic development, including the spread to seven Eden within Mega stores to the end of 2011, was accelerated.  During the third quarter we completed the first branch in this format and the indicators, to date, point to very good results. The next branches using this format will be in Rechovot, Modi'in and Jerusalem.

In the Bee Group we are in the process of a strategic restructuring. The Group completed the merger of the head offices and is in the process, from the third quarter, of transferring to the new modern logistics center which will serve the Group for the delivery of non-food items. This transfer leads to expenses, some of them one-off items, which are evidenced in this quarter.

Mega on the Internet doubled its sales in 2010 and, for the first time, passed 1% of the Company's sales. We will continue to invest in this distribution channel whilst intending to show similar growth rates in 2011 as well.

The Company intends to enter the cellular communication area, through the operation of a virtual provider (MVNO). The Company applied for a license to the Ministry of Communications and intends to become a strong player in this area."

Results for the First Nine months of 20101
Revenues for the first nine months of 2010 were NIS 5,520.3 million (U.S.(A) $1,506.2 million), compared to NIS 5,534.2 million in the first nine months of 2009 ─ a decrease of 0.3%.

Revenues of the Supermarkets segment – an increase in revenues of 0.2% from NIS 5,145.7 million in the first nine months of 2009 to NIS 5,155.0 million (U.S. $1,406.6 million) in the first nine months of 2010. The main reason for the increase was the net opening of 13 stores from the beginning of 2009, with an area of 15,900 square meters, offset by a 1.3% decrease in same store sales (SSS).

Revenues of the Non-food segment - a decrease in revenues of approximately 6.7% from NIS 372.3 million in the first nine months of 2009 to NIS 347.3 million (U.S. $94.8 million) in the first nine months of 2010. The decrease in revenues was mainly due to a decrease in sales in the infants and houseware sectors offset by an increase in sales in the leisure sector.

Revenues of the Real estate segment –an increase in revenues of approximately 11.1% in the rental income from NIS 16.2 million in the first nine months of 2009 to NIS 18.0 million (U.S. $4.9 million) in the first nine months of 2010. The increase is due to the increase leased area.

Gross Profit of the first half of 2010 amounted to approximately NIS 1,572.8 million (U.S. $ 429.1 million) (approximately 28.5% of revenues) compared to gross profit of approximately NIS 1,538.0 million (27.8% of revenues) in the first half of 2009, an increase of NIS 34.8 million (U.S. $ 9.5 million). The increase in the gross profit margin mainly derives from the reasons described above, in the analysis of the third quarter's results.

Selling, General, and Administrative Expenses for the first nine months of 2010 amounted to approximately NIS 1,380.6 million (U.S. $ 376.7 million) (25.0% of revenues) compared to NIS 1,358.4 million (24.5% of revenues) in the first nine months of 2009, an increase of 1.6%. The main increase was recorded in the supermarkets segment due to the opening of net 13 new stores from the start of 2009, an increase in advertising and marketing expenses and an increase in rental fees as a result of the increase in the Israeli CPI and renewal of rental agreements.  This increase was partly set off by a decrease in electricity expenses as a result of efficiency measures and a decrease in the rates. In the real estate segment there was an increase in expenses as a result of the start of construction and development projects, mainly the wholesale market.

Operating Income (before other gains and losses and increase in the fair value of investment property) in the first nine months of 2010 amounted to approximately NIS 192.2 million (U.S $ 52.4 million) (3.5% of revenues) compared to operating income of NIS 179.6 million (3.2% of revenues) in the first nine months of 2009. The increase in the operating income was due to the increase in the gross profit partly offset by an increase in selling, general and administrative expenses, as discussed.

Appreciation of Investment Property In the first nine months of 2010 the Company recorded gains from the appreciation of investment property in the amount of NIS 18.9 million (U.S $ 5.1 million) compared to NIS 8.4 million in the first nine months of 2009. The main increase was recorded for assets that the Company is in the process of building.

Other Gains and losses, Net In the first nine months of 2010 the Company recorded other expenses, net of NIS11.2 million (U.S. $ 3.1 million), compared to other expenses, net of NIS 5.6 million in the first nine months of 2009. In the first nine months of 2010 the other expenses included mainly expenses relating to the transfer of the companies in the Bee group to the new logistics center in Beer Tuvia, the removal of property and equipment in the supermarket segment because of the closure of stores and changing to Windows based cash registers.

1 The Company operates in three segments: Supermarkets, Non Food and Real Estate. Segmental information is included in this report in Note 1.

Operating Income before financing in the first nine months of 2010 was NIS 199.8 million (U.S. $ 54.5 million) (3.6% of revenues) compared to operating income of NIS 182.4 million (3.3% of revenues) in the first nine months of 2009.

Financial Expenses, Net for the first nine months of 2010 were NIS 107.5 million (U.S. $29.3 million) compared to financial expenses, net of NIS 92.0 million in the first nine months of 2009, an increase of NIS 15.5 million(U.S. $ 4.2 million).
The increase in net finance expenses mainly derived from a reduction in the revaluation to fair value of hedging transactions on the CPI of NIS 20.7 million (U.S. $ 5.6 million) net of an increase in income from investments of NIS 8.0 million (U.S. $2.2 million) and a decrease in finance expenses in the amount of NIS 4.3 million (U.S. $ 1.2 million) resulting from the decrease in the rate of inflation between the periods despite the increase in the long-term debt.

Taxes on Income for the first nine months of 2010 were approximately NIS 30.4 million (U.S. $8.3 million) (33% effective tax rate compared to a statutory tax rate of 25%) compared to NIS 10.9 million (after neutralizing the tax benefit of the change in tax rates of NIS 14.2 million the effective tax rate was 28% compared to a statutory tax rate of 26%) in the first nine months of 2009. The high effective tax rate compared to the statutory rate is due to losses in some of the Group companies for which no deferred tax assets were recorded and expenses which are not allowed for tax purposes.

Net Income for the first nine months of 2010 was NIS 61.3 million (U.S. $ 16.7 million) compared to net income of NIS 79.4 million in the first nine months of 2009. The decrease in the net income in the first nine months of 2010 compared to the first nine months of 2009 mainly derives from an increase in financial expenses and tax expenses partly set of by an increase in operating profit described above. The net income for the first nine months of 2010 attributable to the equity holders of the company was NIS 49.8 million (U.S. $13.6 million), or NIS 1.12 per share (U.S. $ 0.31), while the portion attributable to the non-controlling interests was NIS 11.4 million (U.S. $ 3.1 million).

Cash Flows in the First Nine months of 2010
Cash Flows from Operating Activities Net cash flows deriving from operating activities in the first nine months of 2010 amounted to NIS 362.4 million (U.S. $98.9 million) before the acquisition of real estate inventories in the amount of NIS 157.7 million (U.S. $43.0 million) in the real estate segment compared to NIS 331.7 million in the first nine months of 2009. The increase in cash flows from operating activities before acquisition of real estate inventories derives from the improvement in the operating profit and a tax refund.

Cash Flows from Investing Activities Net Cash flows used in investing activities in the first nine months of 2010 amounted to NIS 463.2 million (U.S. $126.4 million) compared to net cash flows of NIS 171.3 million used in investing activities in the first nine months of 2009. Cash flows used in investing activities in the first nine months of 2010 included mainly purchases of property and equipment, intangible assets, investment property and payments on account of real estate in a total amount of NIS 229.5 million (U.S. $62.2 million) and a net investment in marketable securities of NIS 220.7 million (U.S. $60.2 million), the grant of a loan of NIS 27.4 million (U.S. $7.4 million) to a proportionally consolidated company offset by interest income of NIS 13.8 million (U.S. $3.8 million). Cash flows used in investing activities in the first nine months of 2009 included mainly the purchase of property and equipment, intangible assets and investment property amounting to NIS 172.6 million net investment of NIS 9.4 million in marketable securities and the acquisition of a subsidiary for NIS 4.8 million net of interest receipts in the amount of NIS 8.5 million and proceeds from the realization of property and equipment and investment property in the amount of NIS 7.7 million.

Cash Flows from Financing Activities Net Cash flows used in financing activities in the first nine months of 2010 amounted to NIS 82.4 million (U.S $22.4 million) compared to net cash flow from financing activities of NIS 200.7 million in the first nine months of 2009. Cash flows used in financing activities in the first nine months of 2010 included mainly repayment of long term loans of NIS 99.6 million (U.S $ 27.2 million) and the payment of interest of NIS 99.6 million (U.S $ 27.2 million), payment of dividends of NIS 75 million (U.S. $20.4 million) to the Company's shareholders and NIS 17.6 million (U.S. $4.8 million) to the non-controlling interests and acquisition of treasury shares of NIS 4.3 million (U.S. $1.2 million). This was offset by the issue of debentures in the amount of NIS 108.6 million (U.S. $29.6 million) and an increase in short term credit net in the amount of NIS 100.3 million (U.S. $27.4 million). Net Cash flows from financing activities in the first nine months of 2009 included mainly the receipt of long term loans of NIS 307.5 million and the increase in short term credit, net of NIS 96.2 million net of the repayment of long term loans of NIS 98.2 million, interest paid of NIS 81 million, redemption of convertible debentures of NIS 13.3 million and dividends paid to non-controlling interests of NIS 13.5 million.

Additional Information

1.
On July 15, 2010, the Company announced that as a result of the approval in the shareholders' general meeting of June 28, 2010, and the approval of the Register of Companies in Israel the Company's name had been changed to "Alon Holdings Blue Square – Israel Ltd."

2.
As of September 30, 2010, the Company operated 207 supermarkets divided as follows: Mega In Town -121; Mega Bool - 51; Mega - 9; Shefa Shuk - 16; Eden Teva Market -10 and the Bee Group operates 281 branches.

3.
EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)[2] in the first nine months of 2010 was NIS 333.9 million (U.S. $ 91.1 million) (6.0 % of revenues) compared to NIS 311.9 million (5.6% of revenues) in the corresponding period of 2009. EBITDA for the third quarter of 2010 amounted to NIS 107.6 million (U.S. $29.3 million) (5.6 % of revenues) compared to NIS 106.6 million (5.5% of revenues) in the corresponding period of last year.

2Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, depreciation and amortization. It is presented because it is a measure commonly used in the retail industry and is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under Generally Accepted Accounting Principles (GAAP) and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results. A reconciliation between our income for the period and EBITDA is presented in the attached condensed financial reports.

The Company's board of directors resolved, based on the changes and the developments in the Company since 2003, to update the manner of calculating the ratio of net debt to EBITDA for dividend distribution. As of September 30, 2010, the Company meets the new ratio.

4.
On June 3, 2010, after receiving all legal approvals, Blue Square Real Estate (BSRE) signed agreements to purchase, along with Gindi Investments 1 Ltd. and an additional corporation controlled by Moshe and Yigal Gindi (hereafter – the acquirers), in equal parts (BSRE's share 50%), leasehold rights for a period ending August 31, 2099 allowing the building on 97,460 square meters in part of the wholesale market complex in Tel Aviv, from the Tel Aviv Municipality and The Wholesale Company for Agricultural Produce in Tel Aviv Ltd. (the sellers) for a basic consideration of NIS 950 million together with the liability to pay additional consideration in certain circumstances. At September 30, 2010 the acquirers had completed the first payment of NIS 258.7 million (U.S. $70.6 million) (BSRE's part – 60%).

On August 18, 2010 BSRE notified Gindi (as defined above) that the Company exercises its option, through a 100% subsidiary, to enter into an agreement to issue 50% of the share capital of Tel Aviv car parks Ltd., a joint venture of Gindi Investments 1 Ltd and an additional corporation controlled by Moshe and Yigal Gindi (hereafter Gindi), that won the auction of the Tel Aviv municipality to build operate and transfer (B.O.T.) the Giv'on car park in Tel Aviv that contains approximately 1,000 car park spaces on four underground levels below an open urban square for a period of 23 years (including the building period).

5.
On July 12, 2010, BSRE completed its NIS 110 million Series 'D' Debenture issue in accordance with a shelf prospectus. The Debentures are linked to the Israeli CPI and bear fixed interest of 4.5%. The Debenture principal will be redeemed in four equal annual payments, which will be paid on June 30 in each of the years 2017 to 2020 (inclusive). The Debenture interest will be paid in semi-annual payments on June 30 of each of the years 2011 to 2020 (inclusive) and December 31 of each of the years 2010 to 2019 (inclusive).

6.
On August 10, 2010, the Company received a rating of A1 from Midroog for the Debentures up to par value NIS 500 million that the Company will issue. The rating was granted subject to a number of conditions which are detailed in Midroog's report. On September 15, 2010, Midroog affirmed the A1 rating also for the Series A and B Debentures.

Post balance sheet events

1.
On October 3, 2010 the Company acquired from its controlling shareholder all its 80% shareholding in Dor Alon Energy in Israel (1988) Ltd. (hereafter – Dor Alon), a company listed on the Tel-Aviv stock exchange. In return for the shares in Dor Alon, the Company issued 20,327,710 shares to Alon in such a way that each share held by Alon in Dor Alon was exchanged for 1.8 shares in the Company. According to the outline of the acquisition, on October 18, 2010 the Company made a dividend distribution of NIS 800 million by way of a capital reduction. The Company received all the legally required approvals for the acquisition and the dividend distribution.

2.
On October 11, 2010 the non-controlling interests holders of Bee Group exercised their Put option and sold the remaining 15% of Bee Group to the Company for a total consideration of approximately NIS 24.5 million.

3.
During the month of October 2010, the Company raised CPI linked loans of NIS 400 million from Israeli banks. The debt bears annual interest of 2.7% – 2.8%. The debt will be redeemed in ten annual installments so that the first nine payments will amount to 7.5% of the loans and the remainder will be repaid in the tenth installment.

4.
On November 9, 2010, following the filing of a Shelf Offering Report, the Company completed its public tender of Series C par value NIS 100 million CPI linked debentures bearing annual fixed interest of 2.5% payable in two semi-annual payments on May 4 and November 4 in each of the years 2011 to 2022. The principal will be repaid in 12 equal payments on November 4 of each of the years 2011 to 2022 (inclusive). The debentures were issued at a discount of 3.2% and for a consideration of NIS 96.8 million. The debentures were rated A1 by the rating agency Midroog.

5.
During the month of October 2010 Series B convertible debentures of the Company with a par value of 4.6 million were converted to 761,223 shares. As at November 23, 2010, the par value balance of the convertible debentures which had not yet been converted was NIS 2.8 million.

6.
On April 26, 2010 Standard & Poors Maalot entered the rating for the debentures of the Company and BSRE of ilA+ into Credit Watch with negative outlook, due to the Wholesale Market transaction of BSRE. On October 26, 2010, Standard & Poors Maalot reduced the rating for the Company's debentures from ilA+ to ilA-. Also, on this date, the Company and BSRE announced they would terminate their rating agreements with Standard & Poors Maalot. From that date, Midroog (a subsidiary of Moody's) will be the rating agency that will continue to rate the Company's and BSRE's debentures.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at September 30, 2010 - U.S. $1.00 equals NIS 3.665. The translation was made solely for the convenience of the reader.

##

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") operates in three reporting segments: In its supermarket segment, Alon Holdings is the second largest food retailer in the State of Israel. As pioneer of modern food retailing in the region, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 206 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary Bee Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In addition, Alon Holdings holds 79.6% of Dor Alon, a subsidiary listed on the Tel Aviv stock exchange, one of the four largest petrol companies and a leader in the field of convenience stores.  Dor Alon operates a chain of 186 petrol stations and 175 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.39% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission(SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our shelf offering report filed in Israel, portions of which were submitted to the SEC on Form 6-K on November 8, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2010

				Convenience translation(A)
	December 31,	September 30,		September 30,
	2009	2009	2010	2010
	Audited	Unaudited
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	612,227	445,085	270,823	73,894
Short-term bank deposit	67	864	-	-
Investment in securities	212,912	** 203,909	439,335	119,873
Trade receivables	809,783	798,286	908,026	247,755
Other accounts receivable	69,504	292,066	195,438	53,326
Derivative financial instruments	9,690	1,513	8,559	2,335
Income taxes receivable	84,274	84,520	54,911	14,983
Inventories	514,858	534,628	523,179	142,750
	2,313,315	2,360,871	2,400,271	654,916

NON-CURRENT ASSETS:
Property and equipment, net	*1,956,914	*1,961,346	1,990,441	543,094
Real estate inventories	-	-	83,733	22,847
Payments on account of real estate inventories and investment property	-	-	156,465	42,692
Investment property	*421,188	**416,868	460,791	125,727
Intangible assets, net	409,194	402,775	412,294	112,495
Investments in associates	4,878	4,787	4,303	1,174
Derivative financial instruments	12,691	21,106	17,885	4,880
Other long-term receivables	1,326	1,394	28,916	7,890
Deferred taxes	45,991	42,124	40,201	10,969
	2,852,182	2,850,400	3,195,029	871,768
Total assets	5,165,497	5,211,271	5,595,300	1,526,684

*) Retroactive application, see note 2
**) Reclassified

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2010

	December 31,	September 30,		Convenience translation(A) September 30,
	2009	2009	2010	2010
	NIS			U.S. dollars
	Audited	Unaudited
	In thousands

Liabilities and equity

CURRENT LIABILITIES:
Credit and loans from banks and others	274,598	309,643	360,675	98,411
Current maturities of debentures and convertible debentures	76,698	75,811	19,724	5,382
Trade payables	917,585	1,199,366	1,026,533	280,091
Other accounts payable and accrued expenses	494,147	615,873	689,522	188,135
Income taxes payable	6,051	4,061	77	21
Provisions	51,298	42,920	60,435	16,490
	1,820,377	2,247,674	2,156,966	588,530

NON CURRENT LIABILITIES:
Long-term loans from banks, net of current maturities	596,721	542,400	521,157	142,198
Convertible debentures, net of current maturities	142,021	141,004	117,205	31,980
Debentures, net of current maturities	1,251,333	953,256	1,466,570	400,156
Derivative financial instruments	7,591	8,361	7,909	2,158
Liabilities in respect of employee benefits, net of amount funded	47,249	48,757	46,855	12,784
Other liabilities	16,202	19,434	13,026	3,554
Deferred taxes	*57,279	44,137	56,289	15,359
	2,118,396	1,757,349	2,229,011	608,189
Total liabilities	3,938,773	4,005,023	4,385,977	1,196,719

EQUITY:
Equity attributable to equity holders of the Company
Ordinary shares of NIS 1 par value	57,438	57,438	58,486	15,958
Additional paid-in capital	1,030,259	1,030,259	1,042,364	284,410
Other reserves	5,676	10,904	6,978	1,904
Accumulated deficit	*(61,049)	*(78,697)	(85,679)	(23,378)
	1,032,324	1,019,904	1,022,149	278,894
Non - controlling interests	*194,400	*186,344	187,174	51,071
Total equity	1,226,724	1,206,248	1,209,323	329,965
Total liabilities and equity	5,165,497	5,211,271	5,595,300	1,526,684

*) Retroactive application, see note 2

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2010

	Year ended December 31,	For the Nine months ended September 30,		For the Three months ended September 30,		Convenience translation(A) for the Nine months ended September 30,
	2009	2009	2010	2009	2010	2010
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	In thousands (except share and per share data)

Revenues	7,349,076	5,534,212	5,520,276	1,925,473	1,920,789	1,506,214
Cost of sales	5,291,012	3,996,225	3,947,497	1,392,320	1,374,722	1,077,080

Gross profit	2,058,064	1,537,987	1,572,779	533,153	546,067	429,134
Selling, general and administrative expenses	1,817,099	1,358,401	1,380,598	474,420	488,957	376,698
Operating profit before other gains and losses and changes in fair value of investment property	240,965	179,586	192,181	58,733	57,110	52,436
Other gains	4,699	4,464	1,892	-	89	516
Other losses	32,803	10,029	13,086	4,927	4,175	3,571
Changes in fair value of investment property, net	20,775	8,390	18,857	6,650	5,670	5,145
Operating profit	233,636	182,411	199,844	60,456	58,694	54,526
Finance income	64,780	46,689	28,791	18,405	9,742	7,856
Finance expenses	(177,454)	(138,649)	(136,325)	(63,138)	(60,566)	(37,194)
Share in losses of associates	(37)	(128)	(575)	(40)	-	(157)

Income before taxes on income	120,925	90,323	91,735	15,683	7,870	25,031
Taxes on income	23,124	10,893	30,478	(13,887)	4,821	8,316

Net income for the period	97,801	79,430	61,257	29,570	3,049	16,715
Attributable to:
Equity holders of the Company	77,163	64,720	49,838	25,114	2,113	13,599
Non – controlling interests	20,638	14,710	11,419	4,456	936	3,166
Net income per Ordinary share or ADS attributed to Company shareholders:
Basic	1.77	1.49	1.12	0.57	0.05	0.31
Fully diluted	1.77	1.49	1.11	0.49	0.05	0.30
Weighted average number of shares or ADSs used for computation of income per share:
Basic	43,558,614	43,505,219	44,405,095	43,717,058	44,642,633	44,405,095
Fully diluted	43,558,614	43,505,219	44,892,827	44,597,479	44,905,901	44,892,827

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2010

	Year ended December 31,	For the Nine months ended September 30,		For the Three months ended September 30		Convenience translation(A) for the Nine months ended September 30,
	2009	2009	2010	2009	2010	2010
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities(a)	298,445	368,260	203,720	171,167	109,292	55,421
Income tax paid, net	(38,101)	(36,610)	1,594	(1,835)	9,566	435
Net cash provided by operating activities	260,344	331,650	204,720	169,332	118,858	55,856
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(203,889)	(155,653)	(122,156)	(63,214)	(41,566)	(33,330)
Proceeds from sale of property and equipment	2,581	1,965	556	428	504	152
Purchase of investment property	(9,435)	(8,039)	(7,600)	(4,732)	(3,960)	(2,074)
Payments on account of real estate inventories and investment property	-	-	(77,729)	-	(24,263)	(21,208)
Proceeds from sale of investment property	5,700	5,700	-	-	-	-
Investment in restricted deposit	(470,000)	(470,000)	-	-	-	-
Proceeds from collection of restricted deposit	470,000	470,000	-	390,015	-	-
Purchase of intangible assets	(20,738)	(8,928)	(22,049)	(4,525)	(8,707)	(6,016)
Proceeds from collection of short-term bank deposits, net	139	(657)	67	(672)	-	18
Proceeds from sale of securities	101,867	64,564	127,310	7,385	10,970	34,737
Investment in securities	(113,966)	(73,917)	(347,993)	(19,578)	(14,701)	(94,950)
Acquisition of subsidiaries (b)	(4,789)	(4,789)	-	-	-	-
Grant of loans to jointly controlled companies	-	-	(27,389)	-	(8,456)	(7,473)
Interest received	11,948	8,464	13,780	2,135	3,920	3,760
Net cash provided by (used in) investing activities	(230,582)	(171,290)	(463,203)	307,242	(86,259)	(126,384)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of convertible debentures	(13,297)	(13,297)	(27)	(13,269)	-	(7)
Dividends paid to shareholders	-		(75,000)	-	-	(20,464)
Issuance of debentures	294,280		108,550	-	108,550	29,618
Dividends paid to non- controlling interests	(16,491)	(13,523)	(17,619)	(2,989)	-	(4,807)
Additional investment in subsidiaries by purchasing non - controlling interests	(8,020)*	(8,020)*	-	-	-	-
Purchase of treasury shares	-	-	(4,295)	-	-	(1,172)
Proceeds from realization of investment in subsidiary	10,912 *	10,074 *	-	-	-	-
Receipt of long-term loans	387,700	307,500	5,500	301,000	1,000	1,501
Repayment of long-term loans	(139,060)	(98,225)	(99,597)	(31,864)	(26,187)	(27,175)
Repayment of long term credit from trade payables	(1,740)	(1,305)	(1,305)	(435)	(435)	(356)
Proceeds from exercise of options in a subsidiary	2,306	2,306	-	-	-	-
Short-term credit from banks and others, net	76,144	96,214	100,290	(380,346)	(65,983)	27,364
Proceeds from exercise of options	-	-	759	-	43	207
Interest paid	(93,900)	(81,049)	(99,609)	(35,170)	(41,123)	(27,178)
Net cash provided by (used in) financing activities	498,834	200,675	(82,352)	(163,073)	(24,135)	(22,469)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	528,596	361,035	(340,835)	313,501	8,464	(92,997)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	83,138	83,138	611,734	130,672	262,517	166,912
Translation differences on cash and cash equivalents	-	-	(76)	-	(156)	(21)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	611,734	444,173	270,823	444,173	270,823	73,894

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2010

		Year ended December 31,	For the Nine months ended September 30,		For the Three months ended September 30		Convenience translation(A) for the Nine months ended September 30,
		2009	2009	2010	2009	2010	2010
		Audited	Unaudited				Unaudited
		NIS					U.S. dollars
		In thousands
(a)	Net cash provided by operating activities:
	Income before taxes on income	120,925	90,323	91,735	15,683	7,870	25,031

	Adjustments for:

	Depreciation and amortization	165,248	123,814	136,367	45,048	49,075	37,208
	Increase in fair value of investment property, net	(20,775)	(8,390)	(18,857)	(6,650)	(5,670)	(5,145)
	Share in losses of associates	37	128	575	40	-	157
	Share based payment	12,166	8,472	5,302	2,853	1,435	1,447
	Loss from sale and disposal of property and equipment, net	3,299	1,573	1,649	1,566	782	450
	Provision for impairment of property and equipment, net	19,981	2,410	532	221	163	145
	Loss (gain) from changes in fair value of derivative financial instruments	(21,250)	(24,965)	1,855	(7,013)	1,299	506
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	52,347	48,189	36,651	31,832	26,025	10,000
	Capital loss from changes in holdings in subsidiaries	911	393	-	-	-	-
	Accrued severance pay, net	144	(1,154)	(671)	(862)	(877)	(183)
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(4,468)	7,931	(3,055)	868	(1,488)	(834)
	Interest paid, net	81,952	72,585	85,829	33,036	37,202	23,418

	Changes in operating assets and liabilities:
	Investment in real estate inventories	-	-	(87,308)	-	(4,823)	(23,822)
	Payments on account of real estate inventories	-	-	(70,352)	-	(31,164)	(19,196)
	Increase in trade receivables and other accounts receivable	(65,468)	(276,601)	(225,255)	(221,189)	(218,554)	(61,461)
	Decreased (increase) in inventories	(17,224)	(36,985)	(8,321)	155	14,162	(2,270)
	Increase (decrease) in trade payables and other accounts payable	(29,380)	360,537	256,450	275,579	233,855	69,970
		298,445	368,260	203,720	171,167	109,292	55,421

* Reclassified

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2010

		Year ended December 31,	For the Nine months ended September 30,		For the Three months ended September 30		Convenience translation(A) for the Nine months ended September 30,
		2009	2009	2010	2009	2010	2010
		Audited	Unaudited				Unaudited
		NIS					U.S. dollars
		In thousands
(b)	Acquisition of subsidiaries:
	Assets and liabilities at date of acquisition:
	Working capital (excluding cash and cash equivalents)	2,350	2,350	-	-	-	-
	Property and equipment, net	(297)	(297)	-	-	-	-
	Deferred taxes, net	(453)	(453)	-	-	-	-
	Intangible assets	(6,389)	(6,389)	-	-	-	-
		(4,789)	(4,789)	-	-	-	-

(c)	Supplementary information on investing and financing activities not involving cash flows:
	Conversion of convertible debentures of the company	12,198	12,198	12,394	12,198	-	3,382
	Purchasing property and equipment on credit	174	10,201	53,143	10,201	53,143	14,500

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)

SELECTED OPERATING DATA
FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2010
(UNAUDITED)

	For the Nine months ended September 30		For the Three months ended September 30		Convenience translation(A)for the Three months ended September 30
	2009	2010	2009	2010	2010
	NIS				U.S. dollars
Sales (in millions)	5,534	5,520	1,925	1,921	524

Operating profit before other gains and losses and changes in fair value of investment property (in millions)	180	192	59	57	16

EBITDA (in millions)	312	334	107	108	29

EBITDA margin	5.6%	6.0%	5.5%	5.6%	NA

Increase (decrease) in same store sales (S.S.S)	(5.5)%	(1.3)%	(2.5)%	(0.2)%	NA

Number of stores at end of period	203	207	203	207	NA
Stores opened during the period	10	5	3	1	NA
Stores closed during the period	1	1	-	0	NA
Total square meters selling area at end of period	364,300	370,400	364,300	370,400	NA
Square meters added (decreased) during the period, net	9,900	5,500	2,000	500	NA

Sales per square meter	14,568	13,998	4,896	4,898	1,336

Sales per employee (in thousands)	759	753	259	252	69

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
RECONCILIATION BETWEEN THE NET INCOME FOR THE PERIOD TO EBITDA
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2010
(UNAUDITED)

						Convenience
						translation(A)
		For the		For the		for the
	Year ended	Nine months		Three months		Nine months
	December 31,	ended September 30,		ended September 30		ended September 30,
	2009	2009	2010	2009	2010	2010
	NIS					U.S. dollars
	In thousands

Net income for the period	97,801	79,430	61,257	29,570	3,049	16,715
Taxes on income	23,124	10,893	30,478	(13,887)	4,821	8,316
Finance expenses, net	112,674	91,960	107,533	44,733	50,824	29,338
Share in losses of associates	37	128	576	40	-	157
Other losses, net	28,104	5,565	11,194	4,927	4,086	3,055
Increase in fair value of investment property	(20,775)	(8,390)	(18,857)	(6,650)	(5,670)	(5,145)
Depreciation and amortization	165,248	123,814	136,367	45,048	49,075	37,208
Share based payment	12,166	8,472	5,302	2,853	1,435	1,447
EBITDA	418,379	311,872	333,850	106,634	107,620	91,091

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The Company presents three reportable segments: Supermarkets, Non-food (Retail and Wholesale) and Real estate.

Company's three operating segments consist of the following:

(1)
Supermarkets –The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches,the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of September 30, 2010, Mega Retail operated 207 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of our stores (including warehouses and offices).

(2)
Non-food (Retail and Wholesale)–Through our subsidiary, Bee Group Retail Ltd. ("Bee Group"), Bee group operates as retailer and wholesaler in the Non Food segment.As of September 30, 2010, Bee Group operated 281 non-food Retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant.

(3)
Real Estate -Through our subsidiary BSRE the Company is engaged in the yield generation from investment properties: mainly commercial centers,logistics centers and offices and land for the purpose of capital appreciation and deriving long-term yield. In addition, BSRE is a partner in the Wholesale market project in Tel Aviv.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

Note 1 - Segment reporting(continued):

Segment analysis for the third quarter and the nine months ended September 30, 2010:

	Three months ended September 30, 2010
		Non – food
	Supermarkets	retail and wholesale	Real estate	Adjustments	Total Consolidated
	NIS in thousands
Segment sales	1,790,491	123,070	7,228	-	1,920,789
Inter segment sales	-	11,297	-	(11,297)	-
Depreciation and amortization	49,018	3,057	-	-	49,075
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	59,126	631	701	(1,246)	61,703
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.3%	9.7%	9.7%	-	3.2%
Segment profit	57,645	(1,974)	6,371	(1,246)	63,288
Unallocated corporate expenses					(4,593)
Operating profit					58,695

	Three months ended September 30, 2009
		Non – food
	Supermarkets	retail and wholesale	Real estate	Adjustments	Total Consolidated
	NIS in thousands
Segment sales	1,786,766	133,134	5,573	-	1,925,473
Inter segment sales	-	19,788	-	(19,788)	-
Depreciation and amortization	42,322	2,726	-	-	45,048
Operating profit before other gains and losses net and changes in fair value of investment property	49,224	11,802	725	(702)	63,412
Rate of operating profit before other gains and losses net and changes in fair value of investment property	2.9%	7.7%	13.0%	-	3.3%
Segment profit	47,655	10,807	7,375	(702)	65,135
Unallocated corporate expenses					(4,686)
Gains due to decrease in holdings					6
Operating profit					60,456

	Nine months ended September 30, 2010
		Non – food
	Supermarkets	retail and wholesale	Real estate	Adjustments	Total Consolidated
	NIS in thousands
Segment sales	5,155,019	347,276	17,981	-	5,520,276
Inter segment sales	-	38,907	-	(38,907)	-
Depreciation and amortization	126,297	10,070	-	-	136,367
Operating profit before other gains and losses net and changes in fair value of investment property	189,360	13,253	5,045	1,331	208,988
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.7%	3.4%	28.1%	-	3.8%
Segment profit	183,979	7,439	23,902	1,331	216,651
Unallocated corporate expenses					(16,807)
Operating profit					199,844

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

Note 1 - Segment reporting(continued):

	Nine months ended September 30, 2009
		Non - food
	Supermarkets	retail and wholesale	Real estate	Adjustments	Total Consolidated
	NIS in thousands
Segment sales	5,145,731	372,268	16,213	-	5,534,212
Inter segment sales	-	50,913	-	(50,913)	-
Depreciation and amortization	115,401	8,413	-	-	123,814
Operating profit before other gains and losses net and changes in fair value of investment property	152,849	33,742	6,556	(378)	192,769
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.0%	8.0%	40.4%	-	3.5%
Segment profit	149,201	28,743	14,946	(378)	192,512
Unallocated corporate expenses					(13,183)
Gains due to decrease in holdings					3,082
Operating profit					182,411

	Year ended December 31, 2009
		Non – food
	Supermarkets	retail and wholesale	Real estate	Adjustments	Total Consolidated
	NIS in thousands
Segment sales	6,863,020	464,266	21,790	-	7,349,076
Inter segment sales	-	58,874	-	(58,874)	-
Depreciation and amortization	153,347	11,901	-	-	165,248
Operating profit before other gains and losses net and changes in fair value of investment property	211,120	34,321	12,145	720	258,306
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.1%	6.6%	55.7%	-	3.5%
Segment profit	190,882	23,245	32,920	720	247,767
Unallocated corporate expenses					(17,341)
Gains due to decrease in holdings					3,210
Operating profit					233,636

	Nine months ended September 30, 2010
		Non – food
	Supermarkets	retail and wholesale	Real estate	Adjustments	Total Consolidated
	Convenience translation to U.S dollar in thousands
Segment sales	1,406,553	94,755	4,906		1,506,214
Inter segment sales	-	10,616	-	(10,616)	-
Depreciation and amortization
Operating profit before other gains and losses net and changes in fair value of investment property	51,667	3,616	1,376	363	57,022
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.7%	3.4%	28.1%	-	3.8%
Segment profit	50,198	2,029	6,522	363	59,113
Unallocated corporate expenses					(4,586)
Operating profit					54,527

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

Note 2: Effect of initial adoption of the new standards in the reported period - Effective January 1, 2010, an amendment to IAS 17 came into effect dealing with leases, classification of land and buildings ("the amendment")

The amendment represents part of the annual improvement project of the IASB which was published in April 2009. The amendment cancels the specific directives relating to the classification of land leases, by canceling the inconsistency with the general directives for classifying leases. Under the amendment, the unequivocal determination included in the past in IAS 17, under which a lease of land in which the ownership is not expected to be transferred to the lessee at the end of the lease period will be classified as operating lease was omitted. Under the amendment, the Company will assess the land classification as financial lease or operating lease under the general directives in IAS 17 for classifying leases. The amendment is applicable retroactively for annual periods beginning January 1, 2010 or thereafter.  The Company applies the above amendment to IAS 17 effective January 1, 2010 retroactively.

As a result of the application of the amendment, amounts paid in respect of leased land that were classified in the past as operating leases and thus were presented as prepaid expenses, were reclassified as finance leases and accordingly are included within the property and equipment, net.

As a result of the retroactive application, the prepaid expenses balances as of December 31, 2009 and September 30, 2010 were decreased by NIS 193,228 thousand and NIS 189,526 thousand, respectively, and the property and equipment balances were increased by NIS 199,196 thousand and NIS 195,493 thousand, respectively. The balances of NIS 3,915 thousand and NIS 979 thousand, resulting from a change in the computation of the annual expenses were carried to accumulated deficit and non-controlling interests, respectively. The effect on the net income for the six month and annual periods ended September 30, 2009 and December 31, 2009, was immaterial.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

Dated: November 24,  2010